Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions, except for ratios)

	Fiscal Year Ended					Quarter Ended
	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	December 31, 2012	April 1, 2012	March 31, 2013
Earnings:
Pre-tax income (excluding equity income of affiliates)	$80.6	$92.7	$84.5	$111.3	$100.4	$21.5	$23.1
Interest Expense (including the interest element of rental expense and write-off of deferred financing fees)	37.9	42.9	58.2	88.9	104.1	24.2	22.6

Total Earnings + Fixed Charges	$118.5	$135.6	$142.7	$200.2	$204.5	$45.7	$45.7

Fixed Charges:
Interest Expense (including the interest element of rental expense and write-off of deferred financing fees)	$37.9	$42.9	$58.2	$88.9	$104.1	$24.2	$22.6
Capitalized interest	4.3	4.9	4.1	3.1	1.2	0.6	—

Total Fixed Charges (Including capitalized interest)	$42.2	$47.8	$62.3	$92.0	$105.3	$24.8	$22.6

Ratio of Earnings to Fixed Charges	2.8	2.8	2.3	2.2	1.9	1.8	2.0